UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated July 21, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: July 21, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                          Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

July 21, 2008

Dejour Acquires Additional 'Montney' Lands in NE BC

Calgary, Alberta July 21, 2008:  Dejour Enterprises Ltd. announces it has been successful in acquiring additional lands in the emerging ‘Montney’ natural gas resource play in this part of NE British Columbia at a recent government O&G drilling rights auction.

“Adding to our initial land acquisition over this play is part of a strategic growth plan for Dejour in the Peace River Arch area. This sets Dejour on a track for significant new resource growth through the drill bit for years to come,” says Charles Dove, President, Dejour Alberta.

“With the recent Shell Canada announcement to purchase Duvernay Oil Corp. for $5.9 billion, notably for its significant ‘Montney’ natural gas resource exposure, our ongoing land acquisition program in NE BC positions Dejour well for continued value added resource growth for at least the next 24-36 months.  I am very pleased that the Company has been successful in its continuing land acquisition program at very attractive prices, particularly during this period of property value escalation,” states Robert L. Hodgkinson, Dejour’s Chairman & CEO.

According to Andrew Bradford, Oil & Gas Analyst, Raymond James (February 11/2008, “Canadian Energy Sector”) the ‘Montney’ resource in this region is potentially one of the largest economically viable unconventional plays in North America.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation including information respecting the reserves, expected future production levels, future prices, royalties, work plans, and anticipated total oil recovery. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially.  Statements containing forward-looking information express, as at the date of this news release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are believed to be reasonable based on information currently available to the Company. Exploration for oil and natural gas is a speculative business that involves a high degree of risk. There is no assurance that estimated values of reserves will be realized. The Company’s expectations for its operations are subject to a number of risks in addition to those inherent in oil production operations, including: that oil prices could fall resulting in reduced returns and a change in the economics of the project; delays associated with equipment procurement, equipment failure and the lack of suitably qualified personnel; the inherent uncertainty in estimation of reserves; changes in the political or economic environment and failure to receive regulatory approvals. Production and NPV estimates are based on a number of assumptions including availability of the necessary equipment, personnel and financial resources to sustain the Company's planned work program; no material adverse changes in the applicable royalty regime, the absence of unplanned disruptions; the ability of the Company to successfully bring production to market; and general risks inherent in oil and gas operations.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Forward-looking statements and information are subject to a number of other risks and uncertainties described under “Risk Factors” in the Company's Annual Information Form, Annual Report on Form 20-F filed with the US Securities and Exchange Commission and Management’s Discussion and Analysis.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com